February 8, 2012

Justin Dobbie Legal Branch Chief

Securities and Exchange Commission

Washington DC, 20549

Re:	Platinum Studios, Inc.
Registration Statement on Form S-1
Filed November 14, 2011 File No. 333-177921

Dear Mr. Dobbie:

We have reviewed the Comment Letter of January 6, 2012, and the company has accepted your direction, amending the signature block as delineated, and filing an Amendment of Part II, only, as suggested, to eliminate confusion as to the remainder of the document.

Sincerely,

/s/ Christopher Dieterich, for

CHRISTOPHER DIETERICH

DIETERICH & ASSOCIATES